                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT of 1934
                                (Amendment No. 5)


                           NATIONAL MERCANTILE BANCORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    636912107
                                 (CUSIP Number)

                                Matthew B. Krush
                               Faegre & Benson LLP
                             2200 Wells Fargo Center
                               90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612) 766-7000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 26, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                         1 of 13

                                  SCHEDULE 13D


CUSIP NO. 636912107                                      PAGE  2   of  13  PAGES
                                                              ----    ----


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

           Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91 as Amended
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
           (See Instructions)                                           (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
              PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                  NUMBER OF         7     SOLE VOTING POWER
                    SHARES                 154,999
                BENEFICIALLY     -----------------------------------------------
                  OWNED BY         8     SHARED VOTING POWER
                    EACH                   0
                  REPORTING      -----------------------------------------------
                   PERSON          9     SOLE DISPOSITIVE POWER
                    WITH                   154,999
                                 -----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             154,999
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                              [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
             IN
--------------------------------------------------------------------------------





                                                                         2 of 13

SCHEDULE 13D

CUSIP NO. 636912107                                      PAGE  3   of  13  PAGES
                                                              ----    ----


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad Created U/A dated 6/28/91, as Amended

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
              PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                  NUMBER OF             7     SOLE VOTING POWER
                    SHARES                     154,999
                 BENEFICIALLY        -------------------------------------------
                  OWNED BY              8     SHARED VOTING POWER
                    EACH                       0
                  REPORTING          -------------------------------------------
                   PERSON               9     SOLE DISPOSITIVE POWER
                    WITH                       154,999
                                     -------------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              154,999
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
              IN
--------------------------------------------------------------------------------


                                                                         3 of 13

SCHEDULE 13D

CUSIP NO. 636912107                                      PAGE  4   of  13  PAGES
                                                              ----    ----

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              James O. Pohlad
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
              PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                  NUMBER OF           7     SOLE VOTING POWER
                    SHARES                     648,856
                 BENEFICIALLY      ---------------------------------------------
                  OWNED BY            8     SHARED VOTING POWER
                    EACH                       0
                  REPORTING        ---------------------------------------------
                   PERSON             9     SOLE DISPOSITIVE POWER
                    WITH                       648,856
                                   ---------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              648,856
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                              [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              24.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
              IN
--------------------------------------------------------------------------------



                                                                         4 of 13

SCHEDULE 13D

CUSIP NO. 636912107                                      PAGE  5   of  13  PAGES
                                                              ----    ----


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              Robert C. Pohlad
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
              PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                  NUMBER OF            7     SOLE VOTING POWER
                    SHARES                      648,855
                 BENEFICIALLY       --------------------------------------------
                  OWNED BY             8     SHARED VOTING POWER
                    EACH                        0
                  REPORTING         --------------------------------------------
                   PERSON              9     SOLE DISPOSITIVE POWER
                    WITH                        648,855
                                    --------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              648,855
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                              [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              24.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
              IN
--------------------------------------------------------------------------------



                                                                         5 of 13

SCHEDULE 13D

CUSIP NO. 636912107                                      PAGE  6   of  13  PAGES
                                                              ----    ----


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              William M. Pohlad
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
           (See Instructions)                                            (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
              PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                  NUMBER OF              7     SOLE VOTING POWER
                    SHARES                        648,855
                 BENEFICIALLY         ------------------------------------------
                  OWNED BY               8     SHARED VOTING POWER
                    EACH                          0
                  REPORTING           ------------------------------------------
                   PERSON                9     SOLE DISPOSITIVE POWER
                    WITH                          648,855
                                      ------------------------------------------
                                        10     SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              648,855
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (See Instructions)                                              [X]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
              IN
--------------------------------------------------------------------------------



                                                                         6 of 13

         Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 16, 2001, as amended by Amendment Number 1 to Schedule 13D filed on December 12, 2001, Amendment Number 2 to Schedule 13D filed on December 17, 2001, Amendment Number 3 to Schedule 13D filed on August 5, 2002 and Amendment Number 4 to
Schedule 13D filed on November 12, 2002 (the "Schedule 13D"). The 13D is hereby amended and restated in its entirety as follows:

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock (the "Common Stock") of National Mercantile Bancorp, a California corporation (the "Issuer"), 1840 Century Park East, Los Angeles, California 90067.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed by Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91, as Amended (the "Revocable Trust of Carl R. Pohlad"), Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad, Created U/A dated 6/28/91, as Amended (the "Revocable Trust of Eloise O. Pohlad"), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (collectively, the "Reporting Persons").

         Carl R. Pohlad is the sole trustee and the sole beneficiary of the Revocable Trust of Carl R. Pohlad. Carl R. Pohlad's principal occupation is as President and Director of Marquette Financial Companies (formerly known as Marquette Bancshares, Inc.), a bank holding company which is located at 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402. Eloise O. Pohlad is the sole trustee and the sole beneficiary of the Revocable Trust of Eloise O. Pohlad. Eloise O. Pohlad has no principal occupation. James O. Pohlad's principal occupation is as Executive Vice President and Director of Marquette Financial Companies. Robert C. Pohlad is Chairman and Chief Executive Officer of PepsiAmericas, Inc. (formerly Whitman Corporation), a Pepsi-Cola bottling company, which is located at 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402. William M. Pohlad is principally employed as the President and Chief Executive Officer of the River Road Entertainment, LLC, a media production company located at 60 South Sixth Street, Suite 4050, Minneapolis, MN 55402.

         The business address of each of the Reporting Persons is 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402.

         During the last five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years been a party to a civil proceeding as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Carl R. Pohlad, Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad, and William M. Pohlad are residents of the State of Minnesota and citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, Texas Financial Bancorporation, Inc. ("TFBI") sold, assigned and transferred to the Revocable Trust of Carl R. Pohlad 154,999 shares of Common Stock. The consideration was paid with $98,937 in cash and a promissory note from the Revocable Trust of Carl R. Pohlad to TFBI for $890,434. The amount payable under this promissory note has been paid in full.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to the Revocable Trust of Eloise O. Pohlad 154,999 shares of Common Stock. The consideration was paid with $98,937 in cash and a promissory note from the Revocable Trust of Eloise O. Pohlad to TFBI for $890,434. The amount payable under this promissory note has been paid in full.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to James O. Pohlad 84,725 shares of Common Stock and 151,319 shares of 6.5% Series A


                                                                         7 of 13

Noncumulative Perpetual Convertible Preferred Stock (the "Series A Preferred") of the Issuer. The consideration was paid with $232,572 in cash and a promissory note from James O. Pohlad to TFBI for $2,093,144. The amount payable under this promissory note has been paid in full.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to Robert C. Pohlad 84,726 shares of Common Stock and 151,319 shares of Series A Preferred. The consideration was paid with $232,572 in cash and a promissory note from Robert
C. Pohlad to TFBI for $2,093,150. The amount payable under this promissory note has been paid in full.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to William M. Pohlad 84,726 shares of Common Stock and 151,319 shares of Series A Preferred. The consideration was paid with $232,572 in cash and a promissory note from William
M. Pohlad to TFBI for $2,093,150. The amount payable under this promissory note has been paid in full.

         On November 4, 2002, pursuant to a Stock Purchase Agreement dated as of July 31, 2002, by and among Wildwood Enterprises, Inc. Profit Sharing Plan and Trust ("Wildwood") and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, Wildwood sold (i) 16,814 shares of Series A Preferred to James O. Pohlad, (ii) 16,813 shares of Series A Preferred to Robert C. Pohlad and (iii) 16,813 shares of Series A Preferred to William M. Pohlad for an aggregate purchase price of $750,000 payable by each Reporting Person in proportion to the number of shares purchased by such Reporting Person. The consideration was paid in cash. James O. Pohlad, Robert C. Pohlad and William M. Pohlad borrowed the consideration used to pay for such shares from Carl R. Pohlad pursuant to demand promissory notes dated November 4, 2002 bearing interest at 3.06% interest.

         On November 4, 2002, pursuant to a Stock Purchase Agreement dated as of July 31, 2002, by and among Corporate Management Group Retirement Plan ("Corporate Management") and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, Corporate Management sold 10,000 shares of Common Stock to each of James
O. Pohlad, Robert C. Pohlad and William M. Pohlad for an aggregate purchase price of $223,037 payable by each Reporting Person in proportion to the number of shares purchased by such Reporting Person. The consideration was paid in cash. James O. Pohlad, Robert C. Pohlad and William M. Pohlad borrowed the consideration used to pay for such shares from Carl R. Pohlad pursuant to demand promissory notes dated November 4, 2002 bearing interest at 3.06% interest.

         Pursuant to certain Subscription Agreements dated as of December 18, 2002, by and among the Issuer James O. Pohlad, Robert C. Pohlad and William M. Pohlad, such Reporting Persons each subscribed to purchase 217,865 shares of Common Stock from the Issuer at a purchase price of $7.65 per share. The Issuer accepted these subscriptions by the Reporting Persons on December 26, 2002. The consideration for these shares of Common Stock was paid in cash. James O. Pohlad, Robert C. Pohlad and William M. Pohlad borrowed the consideration to be used to pay for such shares from Carl R. Pohlad pursuant to demand promissory notes dated December 20, 2002 bearing interest at 3.31% interest.

         Except as otherwise described above, the cash portion of the purchase price under each individual stock purchase was from the personal funds of the Reporting Person making such purchase.

ITEM 4. PURPOSE OF TRANSACTION

         Except as set forth below, none of the Reporting Persons has any plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

         Pursuant to a Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, by and among the Issuer and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, the Issuer sold (i) 334 shares of Series B Convertible Perpetual Preferred Stock (the "Series B Preferred") to James O. Pohlad, (ii) 333 shares of Series B Preferred to Robert C. Pohlad and
(iii) 333 shares of Series B Preferred to William M. Pohlad for a purchase price of $1,000 per share in cash.

         The Series B Preferred is convertible into Common Stock upon the earlier of (i) June 30, 2005 or (ii) any of the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Issuer with or into any other entity or entities in which the holders of the Issuer's capital stock receive cash,

                                                                         8 of 13
property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Issuer's voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Issuer's assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Issuer.

         Pursuant to certain Subscription Agreements dated as of November 8, 2002, James O. Pohlad, Robert C. Pohlad and William M. Pohlad subscribed to purchase shares of Common Stock from the Issuer. These subscriptions were not accepted by the Issuer and the Subscription Agreements were terminated. Pursuant to certain Subscription Agreements dated as of December 18, 2002, by and among the Issuer and such Reporting Persons, each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad subscribed to purchase 217,865 shares of Common Stock from the Issuer at a purchase price of $7.65 per share. The Issuer was offering 1,307,190 shares of its Common Stock in a private placement of which these subscriptions by the Reporting Persons were a part. The Issuer accepted these subscriptions by the Reporting Persons on December 26, 2002 and the purchase and sale of the shares of Common Stock closed on such date.

         Each of the Reporting Persons acquired the shares of Series A Preferred, Common Stock and Series B Preferred such Reporting Person presently owns (the "Mercantile Stock") for investment. While none of the Reporting Persons have any contracts or agreements to purchase shares of Mercantile Stock from any person except as described in this Schedule 13D, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to the Reporting Persons, and subject to applicable restrictions in the Issuer's Articles of Incorporation, a Reporting Person will take such actions with respect to such Reporting Person's investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as such Reporting Person deems appropriate in light of the circumstances existing from time to time. Each Reporting Person may, and reserves the right to, sell some or all holdings of Mercantile Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         The Revocable Trust of Carl R. Pohlad, the Revocable Trust of Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad and William M. Pohlad may be deemed to own 68.2% of the outstanding shares of Common Stock, as a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. Each of the Reporting Persons disclaims beneficial ownership of the shares held by each other Reporting Person. The filing of this Form 13D shall not be construed as an admission that any Reporting Person is a beneficial owner of the shares owned by any other Reporting Person for the purposes of Sections 13, 14, and 16 of the Securities Exchange Act of 1934. Carl R. Pohlad and Eloise O. Pohlad are the parents of James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

         The Revocable Trust of Carl R. Pohlad owns 154,999 shares of Common Stock. The Revocable Trust of Carl R. Pohlad may be deemed to own 6.7% of the outstanding shares of Common Stock. Carl R. Pohlad, as trustee of the Revocable Trust of Carl R. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Carl R. Pohlad, Carl R. Pohlad (individually or as trustee), nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         The Revocable Trust of Eloise O. Pohlad owns 154,999 shares of Common Stock. The Revocable Trust of Eloise O. Pohlad may be deemed to own 6.7% of the outstanding shares of Common Stock. Eloise O. Pohlad, as trustee of the Revocable Trust of Eloise O. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Eloise
O. Pohlad, Eloise O. Pohlad (individually or as trustee), nor, to the best of her knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         James O. Pohlad owns 312,590 shares of Common Stock and 168,133 shares of Series A Preferred. Each share of Series A Preferred is currently convertible into two shares of Common Stock. Accordingly, James O. Pohlad may be deemed to own 648,856 shares of Common Stock, or 24.6% of the outstanding shares of Common Stock.

                                                                         9 of 13

James O. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither James O. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         Robert C. Pohlad owns 312,591 shares of Common Stock and 168,132 shares of Series A Preferred. Each share of Series A Preferred is currently convertible into two shares of Common Stock. Accordingly, Robert C. Pohlad may be deemed to own 648,855 shares of Common Stock, or 24.6% of the outstanding shares of Common Stock. Robert C. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither Robert C. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         William M. Pohlad owns 312,591 shares of Common Stock and 168,132 shares of Series A Preferred. Each share of Series A Preferred is currently convertible into two shares of Common Stock. Accordingly, William M. Pohlad may be deemed to own 648,855 shares of Common Stock, or 24.6% of the outstanding shares of Common Stock. William M. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither William M. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         (c) On December 26, 2002, each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad acquired 217,865 shares of Common Stock from the Issuer at a purchase price of $7.65 per share. The purchases were consummated in Minneapolis, Minnesota pursuant to the terms of certain Subscription Agreements dated as of December 18, 2002 between the Issuer and the various Reporting Persons as discussed in Item 3 above.

         Neither any Reporting Person nor, to the best of any such Reporting Person's knowledge, any of the individuals named in Item 2, has effected any other transaction in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Pursuant to the terms of the Registration Rights Agreement dated June 30, 1997, between Conrad Company ("Conrad") and the Issuer, Conrad was entitled to two requests that the Issuer register, and the Issuer is obligated to file, a registration statement under the Securities Act of 1933, as amended, covering, shares of Common Stock owned by Conrad at the time of the request (the "Registrable Securities"). Conrad also had the right to request that the Issuer include the Registrable Securities in any registration statement proposed to be filed by the Issuer for its own account and/or upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of Registrable Securities that may be included.

         Under the terms of the Private Purchase Agreement dated February 6, 1997, as amended, between Conrad and the Issuer, so long as Conrad was a holder of shares of Series A Preferred, the Issuer was obligated to use its reasonable best efforts to cause to be elected as directors of the Issuer that number of persons designated by Conrad which Conrad or any affiliate thereof is entitled to elect based on cumulative voting in the election of directors. In addition, the Private Purchase Agreement provides that except under certain circumstances, in the event the Issuer decides to issue and sell additional shares of any capital stock or any securities convertible into capital stock or other rights to subscribe for and purchase any capital stock of the Issuer, the Issuer shall first offer to sell to Conrad, upon

                                                                        10 of 13
the same terms and conditions as the Issuer proposed to issue and sell such securities to others, Conrad's pro rata share of such securities.

         Conrad assigned all of its rights and obligations under these agreements by operation of law to TFBI, Conrad's sole shareholder, pursuant to the merger of Conrad with and into TFBI.

         Pursuant to the terms of certain Assignment documents dated December 11, 2001, TFBI assigned these rights under the Private Purchase Agreement and the Registration Rights Agreement to the Reporting Persons.

         As further described in Item 4 above, pursuant to a Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, certain of the Reporting Persons purchased 1,000 shares of the Issuer's Series B Preferred for a total purchase price of $1,000,000 in cash.

         Pursuant to the terms of the Registration Rights Agreement dated June 30, 1997, between Wildwood and the Issuer, Wildwood was entitled to the right to request that the Issuer include the shares of Common Stock owned by Wildwood at the time of the request in any registration statement proposed to be filed by the Issuer for its own account and/or upon the request or for the account of any security holder, subject to certain limitations with respect to the number of shares that may be included.

         Under the terms of the Private Purchase Agreement dated February 6, 1997, as amended, between Wildwood and the Issuer, except under certain circumstances, in the event the Issuer decides to issue and sell additional shares of any capital stock or any securities convertible into capital stock or other rights to subscribe for and purchase any capital stock of the Issuer, the Issuer shall first offer to sell to Wildwood, upon the same terms and conditions as the Issuer proposed to issue and sell such securities to others, Wildwood's pro rata share of such securities.

            Pursuant to the Stock Purchase Agreement by and among Wildwood and James O. Pohlad, Robert C. Pohlad and William M. Pohlad discussed in Item 4, Wildwood assigned these rights to James O. Pohlad, Robert C. Pohlad and William
M. Pohlad at the closing of the sale of the shares of Series A Preferred.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description

99.1 Joint Filing Agreement among Carl R. Pohlad, as trustee of the Revocable Trust of Carl R. Pohlad, Eloise O. Pohlad, as Trustee of the Revocable Trust of Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad and William M. Pohlad, dated as of August 16, 2001 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on August 16, 2001).

99.2        Promissory Note, dated August 6, 2001 from Revocable Trust of Carl
            R. Pohlad Created U/A dated June 28, 1991 to Texas Financial Bancorporation (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on August 16, 2001).

99.3        Promissory Note, dated August 6, 2001 from Revocable Trust of Eloise
            O. Pohlad Created U/A dated June 28, 1991 to Texas Financial Bancorporation (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on August 16, 2001).

99.4 Promissory Note, dated August 6, 2001 from Robert C. Pohlad to Texas Financial Bancorporation (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons on August 16,
            2001).

99.5 Promissory Note, dated August 6, 2001 from William M. Pohlad to Texas Financial Bancorporation (incorporated by reference to Exhibit
            99.5 to the Schedule 13D filed by the Reporting Persons on August 16, 2001).

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

99.6 Promissory Note, dated August 6, 2001 from James O. Pohlad to Texas Financial Bancorporation (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons on August 16,
            2001).

99.7 Private Purchase Agreement between the Issuer and Conrad Company dated as of February 6, 1997 and as amended on April 30, 1997 (incorporated by reference to Exhibit 10.22 to the Issuer's Registration Statement on Form S-2, File No. 333-21455).

99.8 Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, by and among the Issuer and James O. Pohlad, Robert C. Pohlad and William M. Pohlad (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 17, 2001).

99.9 Stock Purchase Agreement dated as of July 31, 2002, by and among Wildwood Enterprises, Inc. Profit Sharing Plan and Trust and James
            O. Pohlad, Robert C. Pohlad and William M. Pohlad (incorporated by reference to Exhibit 99.10 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 5, 2002).

99.10 Stock Purchase Agreement dated as of July 31, 2002, by and among Corporate Management Group Retirement Plan and James O. Pohlad, Robert C. Pohlad and William M. Pohlad (incorporated by reference to
            Exhibit 99.10 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 12, 2002).

99.11 Private Purchase Agreement between the Issuer and Wildwood Enterprises, Inc. Profit Sharing Plan and Trust dated February 6, 1997, and as amended on April 30, 1997 (incorporated by reference to Exhibit 10.23 to the Issuer's Registration Statement on Form S-2, File No. 333-21455).

99.12 Promissory Note, dated November 4, 2002 from Robert C. Pohlad to Carl R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended (incorporated by reference to Exhibit 99.12 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 12, 2002).

99.13       Promissory Note, dated November 4, 2002 from James O. Pohlad to Carl
            R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended (incorporated by reference to Exhibit 99.13 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 12, 2002).

99.14 Promissory Note, dated November 4, 2002 from William M. Pohlad to Carl R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended (incorporated by reference to Exhibit 99.14 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 12, 2002).

99.15 Stock Subscription Agreement dated December 18, 2002 from Robert C. Pohlad to the Issuer.

99.16 Stock Subscription Agreement dated December 18, 2002 from James O. Pohlad to the Issuer.

99.17 Stock Subscription Agreement dated December 18, 2002 from William M. Pohlad to the Issuer.

99.18 Promissory Note, dated December 20, 2002 from Robert C. Pohlad to Carl R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended.

99.19 Promissory Note, dated December 20, 2002 from James O. Pohlad to Carl R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended.

99.20 Promissory Note, dated December 20, 2002 from William M. Pohlad to Carl R. Pohlad, Trustee of the Revocable Trust No. 2 of Carl R. Pohlad Created U/A dated 5/23/93, as amended.

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



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


    December 30, 2002                  /s/ Carl R. Pohlad
--------------------------            ------------------------------------------
         Date                                          Signature

                                      Carl R. Pohlad, Trustee of Revocable Trust
                                      of Carl R. Pohlad Created U/A dated
                                      6/28/91, as amended
                                      ------------------------------------------
                                                      Name/Title




                                       /s/ Eloise O. Pohlad
                                      ------------------------------------------
                                                    Signature

                                      Eloise O. Pohlad, Trustee of Revocable
                                      Trust of Eloise O. Pohlad Created U/A
                                      dated 6/28/91, as amended
                                      ------------------------------------------
                                                    Name/Title




                                       /s/ James O. Pohlad
                                      ------------------------------------------
                                                   James O. Pohlad




                                       /s/ Robert C. Pohlad
                                      ------------------------------------------
                                                  Robert C. Pohlad




                                       /s/ William M. Pohlad
                                      ------------------------------------------
                                                 William M. Pohlad




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